February 2, 2016

521 W. Wilshire Blvd., Suite 101

Oklahoma City, OK 73116

210-758-5898

February 2, 2016

VIA EMAIL AND EDGAR

Ji Shin, Attorney-Advisor

Maryse Mills-Apeteng, Special Counsel

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

ShinJ@SEC.GO

Re:   Start Scientific, Inc.

Preliminary Information Statement on Schedule 14C Filed January 20, 2016

Filed January 20, 2016

File No. 000-52227

Dear Ji Shin and Maryse Mills-Apeteng:

This correspondence of Start Scientific, Inc., a Delaware corporation (the “Company”)is in reference to the submission of a Preliminary Information Statement with the U.S. Securities and Exchange Commission (hereafter, the “Commission”) on Schedule 14C (“Information Statement”), filed on January 20, 2016. We are in receipt of your email to the Company, dated January 29, 2016, and this letter is written in response thereto. We have reproduced your comments below, highlighted in bold, with our responses following immediately thereafter.

Restatement of Certificate of Incorporation, page 3

1.	COMMENT. Please revise this section of your information statement to discuss the reasons for each of the proposed changes to your certificate of incorporation. Refer to Items 11 and 12 of Schedule 14A, applicable to you via Item 1 of Schedule 14C.

RESPONSE: We have revised this section to discuss reasons for the changes.

2.	COMMENT. We note that you have twice listed your intent to increase the number of authorized shares of common stock to five billion. Your disclosure in a Form 8-K filed on January 19, 2016, however, states that the restatement to your certificate of incorporation also relates to increasing the conversion rights applicable to each share of preferred stock from 10 million to 100 million. Please revise your information statement accordingly or advise. Also revise your information statement to state clearly the number of shares of preferred stock currently authorized and to clarify, if true, that the number of shares of authorized preferred stock will remain the same after giving effect to the amendment and restatement.

RESPONSE: We have revised the information statement accordingly. Furthermore, we will amend the 8-K to disclose properly that the preferred shares are not convertible, but only carry voting rights which are increased with this amendment.

U.S. Securities & Exchange Commission

Division of Corporate Finance

February 2, 2016

3.	COMMENT. Please revise your disclosure to discuss the possible anti-takeover effects of the effective increase in your authorized shares. Refer to Release No. 34-15230. Also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction.

RESPONSE: We have included the anti-takeover effects of the amendment in the information statement.

4.	COMMENT. In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE: The Company hereby acknowledges that:

(i)	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission any action with respect to the filings; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities & Exchange Commission

Division of Corporate Finance

February 2, 2016

We will file this letter as correspondence via EDGAR contemporaneous with its dispatch to you via email. In the meantime, please feel free to call me at the number above or respond via email or facsimile if you have any further comments or questions.

Very truly yours,

START SCIENTIFIC, INC.

/s/ Jim Frazier

Jim Frazier

Chief Executive Officer